# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Scorpius Holdings, Inc., CIK 0001476963
CUSIP: 42237K508
Title of class of securities: Common Stock, par value $0.0002 per share
Address of issuer's principal executive offices: 627 Davis Drive, Suite 300, Morrisville, North Carolina (NC), 27560
Date of event which requires filing of this statement: 06/10/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001841619

## Reporting persons
- 3i, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 6,786,087; sole dispositive power 0; shared dispositive power 6,786,087; aggregate amount beneficially owned 6,786,087 (9.9% of the class)
  Comment: As more fully described in Item 4 of this Statement on Schedule 13G (this ''Schedule 13G''), such shares and percentage are based on 61,142,712 outstanding shares of common stock, par value $0.0002 per share, of the issuer (the ''Common Stock''), based on the disclosure contained in the issuer's Current Report on Form 8-K, filed by the issuer with the U.S. Securities and Exchange Commission (the ''SEC'') on May 14, 2025 (the ''Form 8-K''). Beneficial ownership consists of 6,786,087 shares of Common Stock issuable upon conversion of a senior secured convertible note in the principal aggregate amount of approximately $11.4 million (the ''Note'') held directly by the reporting person, further conversions of which are subject to a 9.99% beneficial ownership limitation provision contained in the Note (the ''Blocker'').
- 3i Management LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 6,786,087; sole dispositive power 0; shared dispositive power 6,786,087; aggregate amount beneficially owned 6,786,087 (9.9% of the class)
  Comment: As more fully described in Item 4 of this Schedule 13G, such shares and percentage are based on 61,142,712 outstanding shares of Common Stock, based on the disclosure contained in the Form 8-K. Beneficial ownership consists of 6,786,087 shares of Common Stock issuable upon conversion of the Note held indirectly by the reporting person, further conversions of which are subject to a Blocker.
- Maier Joshua Tarlow: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 6,786,087; sole dispositive power 0; shared dispositive power 6,786,087; aggregate amount beneficially owned 6,786,087 (9.9% of the class)
  Comment: As more fully described in Item 4 of this Schedule 13G, such shares and percentage are based on 61,142,712 outstanding shares of Common Stock, based on the disclosure contained in the Form 8-K. Beneficial ownership consists of 6,786,087 shares of Common Stock issuable upon conversion of the Note held indirectly by the reporting person, further conversions of which are subject to a Blocker.

## Item 1. Issuer
Name of issuer: Scorpius Holdings, Inc.
Address of issuer's principal executive offices: 627 Davis Drive, Suite 300, Morrisville, NC, 27560

## Item 2. Person Filing
Name of person filing:
(i) 3i, LP, a Delaware limited partnership ("3i");

(ii) 3i Management LLC, a Delaware limited liability company ("3i Management''); and

(iii) Maier Joshua Tarlow ("Mr. Tarlow"). The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons".

Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party. The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed as Exhibit 1 to this Schedule 13G, pursuant to which the Reporting Persons have agreed to file this Schedule 13G and all subsequent amendments jointly in accordance with the provisions of Rule 13d-1(k) of the Act.

The filing of this Schedule 13G should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of the shares of Common Stock reported herein.
Address of principal business office or, if none, residence: 2 Wooster Street, 2nd Floor, New York, NY 10013.
Citizenship: 3i is a Delaware limited partnership. 3i Management is a Delaware limited liability company. Mr. Tarlow is a citizen of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The information required by this item with respect to each Reporting Person is set forth in Rows 5 through 9 and 11 of the cover pages to this Schedule 13G and is incorporated herein by reference for each such Reporting Person.

The ownership percentages reported are based on 61,142,712 shares of Common Stock outstanding, as disclosed in the Form 8-K. 3i holds the Note, which conversions are subject to a Blocker.

The number of shares of Common Stock beneficially owned by 3i reported in this Schedule 13G reflects (i) the beneficial ownership of the shares of Common Stock of each of the Reporting Persons as of the date of this Schedule 13G and as of the day after 3i's delivery of the notice to the issuer on June 9, 2025, effective 61 days thereafter, to increase the Blocker from 4.99% to 9.99%, and (ii) the triggering of such 9.99% Blocker, which provides that 3i is prohibited from converting the Note into shares of Common Stock if, as a result of such conversion, 3i, together with its affiliates and any persons acting as a group together with 3i or any of such affiliates, would beneficially own more than 9.99% of the total number of shares of Common Stock then issued and outstanding immediately after giving effect to such conversion.

Consequently, 3i is the beneficial owner of 6,786,087 shares of Common Stock (the "Shares"). 3i has the power to dispose of and the power to vote the Shares beneficially owned by it, which power may be exercised by 3i Management, the manager and general partner of 3i. Mr. Tarlow, as the manager of 3i Management, has shared power to vote and/or dispose of the Shares beneficially owned by each of 3i and 3i Management. Mr. Tarlow does not directly own the Shares. By reason of the provisions of Rule 13d-3 of the Act, Mr. Tarlow may be deemed to beneficially own the Shares beneficially owned by 3i and 3i Management, and 3i Management may be deemed to beneficially own the Shares beneficially owned by 3i.
Percent of class: 9.9 %
Sole power to vote or to direct the vote:
(A) 3i: 0.00

(B) 3i Management: 0.00

(C) Mr. Tarlow: 0.00
Shared power to vote or to direct the vote:
(A) 3i: 6,786,087.00

(B) 3i Management: 6,786,087.00

(C) Mr. Tarlow: 6,786,087.00
Sole power to dispose or to direct the disposition:
(A) 3i: 0.00

(B) 3i Management: 0.00

(C) Mr. Tarlow: 0.00
Shared power to dispose or to direct the disposition:
(A) 3i: 6,786,087.00

(B) 3i Management: 6,786,087.00

(C) Mr. Tarlow: 6,786,087.00

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See Exhibit 1 filed herewith.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- 3i, LP: /s/ 3i, LP, Maier Joshua Tarlow, Manager of 3i Management LLC, General Partner of 3i, LP (08/05/2025)
- 3i Management LLC: /s/ 3i Management LLC, Maier Joshua Tarlow, Manager (08/05/2025)
- Maier Joshua Tarlow: /s/ Maier Joshua Tarlow, Maier Joshua Tarlow (08/05/2025)
Comment: Exhibit 1